Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): Sale of shares in Havfisk ASA

Marine Harvest has today sold 10,092,923 shares in Havfisk ASA ("Havfisk"), representing 11.92% of the share capital and voting rights in Havfisk, to a group of institutional and other professional investors. The shares were sold at a price of NOK 25 per share.

Following this transaction Marine Harvest holds no shares in Havfisk.

For further information, please contact:
Ivan Vindheim, CFO, Mobile: +47 958 71 310

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.